FOR IMMEDIATE RELEASE	TSX: SLW
February 27, 2015	NYSE: SLW

SILVER WHEATON ANNOUNCES AMENDMENT TO CREDIT FACILITY

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that it has amended and restated its revolving credit facility dated February 28, 2013 (the “Revolving Facility”). The Company has increased the available credit from US$1 billion to US$2 billion and has extended the term by 2 years, with the facility now maturing on February 27, 2020. Silver Wheaton used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated this loan. Upon closing, the Company had $685 million drawn under the amended Revolving Facility.

In addition, certain covenants were amended in order to replace the minimum total net worth and maximum net debt to EBITDA covenants with minimum net debt to total net worth and minimum interest coverage tests. The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged.

“This amended Revolving Facility provides Silver Wheaton with enhanced flexibility to execute on its growth strategy in an efficient and cost-effective manner. We greatly appreciate the continued strong support provided by the syndicate of banks underlying this new facility,” said Gary Brown, Silver Wheaton’s Senior Vice President and Chief Financial Officer.

The Bank of Nova Scotia and Bank of Montreal acted as Co-Lead Arrangers, Joint Bookrunners, and Lenders for the amended Revolving Facility. Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank acted as Co-Documentation Agents and Lenders. HSBC Bank Canada, Bank of Tokyo-Mitsubishi (UFJ) (Canada) and Export Development Canada acted as Senior Managers and Lenders, and Bank of America, N.A., Canada Branch, Mizuho Bank, Ltd., and National Bank of Canada acted as Lenders.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission at www.sec.gov.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.